VIA EDGAR

October 6, 2010

Mr. Michael R. Clampitt

Mr. Matt McNair

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549-3628

Re:          Tree.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 2, 2010

File No. 001-34063

Dear Mr. Clampitt and Mr. McNair:

We are submitting this letter in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its comment letter of September 22, 2010 with respect to the above-referenced Form 10-K.  For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment.  Any capitalized terms used in this letter but not defined have the meanings given to such terms in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2010 (the “Proxy Statement”).

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, Page 94

Roles and Responsibilities, page 14 of Definitive Proxy Statement on Schedule 14A

1.                                      We note your response to comment 1 in our letter dated August 4, 2010.  Based on your response, it appears that the compensation committee engaged in benchmarking, as that term is defined in Regulation S-K Compliance & Disclosure Interpretation 118.05.  Please tell us what companies comprised the peer group and confirm that future filings will be revised accordingly.

Response:  The compensation committee did not engage in benchmarking.  The company considered in its analysis Regulation S-K Compliance & Disclosure Interpretation 118.05, which states in pertinent part:

benchmarking generally entails using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision.  It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. (emphasis added)

The purpose of the survey, and the manner in which it was used by the compensation consultant in assisting the compensation committee, was to assist in the development of a compensation philosophy for the company.  The survey was high level and compiled information from 707 companies and did not list specific information for any particular company. The data was considered in understanding current compensation practices.  The compensation consultant used this survey information as a reference point and the compensation committee then determined that the company’s compensation philosophy should place more emphasis on equity-based incentive compensation than certain other forms of compensation.  No specific compensation decision for any individual was based on or justified by any compensation survey.

To the extent that the company were to use any such information in the future for benchmarking purposes, such as the amount or nature of compensation to be awarded a particular executive, the company would provide the required peer group information.

2009 Bonus Plan, page 16 of Definitive Proxy Statement on Schedule 14A

2.                                      We note that your response to comment 2 in our letter dated August 4, 2010.  In particular, we note that you will revise future filings to disclose performance targets “unless disclosure of the historical performance targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.”  To the extent you rely on Instruction 4 to Item 402(b) in the future, please confirm that you will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Response:  The company confirms that, if in the future it relies on Instruction 4 of Item 402(b), the company will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.

2009 Summary Compensation Table, page 21 of Definitive Proxy Statement on Schedule 14A

3.                                      We note that your response to comment 3 in our letter dated August 4, 2010.  Specifically, we note that certain discretionary bonuses were included in the Non-Equity Incentive Plan Compensation column.  However, discretionary bonuses should be reported in the Bonus column.  For example, where, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the bonus column.  Please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly.  Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

Response Below please find a draft of the revised summary compensation table.  Based on the above-referenced comment, the following presentation includes in the bonus column any amounts paid to the participants over and above the amounts specifically earned by meeting the applicable performance measure.  We would continue to describe the bonus calculation as noted in response 2 to our original letter (which describes the amount earned under the plan and the amount paid over and above that amount at the discretion of the Committee).  Future filings will be revised accordingly.

2009 Summary Compensation Table

							Non-Equity
					Stock	Option	Incentive Plan		All Other
Name and Principal		Salary	Bonus		Awards	Awards	Compensation		Compensation
Position	Year	($)	($)		($)(1)	($)(2)	($)		($)		Total ($)
Douglas Lebda	2009	603,846	—		1,897,000	—	1,100,000	(3)	2,802,737	(4)	6,403,583
Chairman and CEO	2008(5)	750,000	—		880,045	4,942,943	—		235,213		6,808,201
	2007(5)	750,000	—		2,499,990	—	—		6,750		3,256,740

David Norris	2009	350,000	125,000	(6)	121,875	—	150,000	(3)	7,350	(7)	754,225
President, LendingTree Loans

Matthew Packey	2009	266,827	18,750	(6)	121,950	—	156,250	(3)	6,906	(7)	570,683
Senior Vice President	2008	271,539	50,000	(8)	—	125,925	—		6,750		454,214
and CFO	2007	219,692	50,000		329,958	—	—		6,750		606,400

Greg Hanson	2009	182,211	115,000	(9)	119,338	—			6,524	(7)	423,073
SVP/GM Tree.com/
RealEstate.com

Robert Harris	2009	288,462	—		135,500	—	—		7,350	(7)	431,312
Former President,	2008	325,000	75,000	(8)	—	100,740	—		6,379		507,119
Lending Tree	2007	299,423	75,000		897,066	—	—		6,750		1,278,239
Exchange

Bret Violette	2009	220,000	500,000	(10)	—	—	—		7,535	(7)	727,535
Former President,	2008	400,000	500,000	(10)	—	—	—		6,750		906,750
Real Estate	2007	375,631	500,000	(10)	343,500	—	—		6,750		1,225,881

(1)                 The amounts shown in this column indicate the grant date fair value of stock awards granted in the subject year computed in accordance with FASB ASC Topic 718.  Generally, the grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the Notes to our audited, consolidated financial statements included in our Annual Report on Form 10-K.

(2)                 The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718.  Generally, the grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the Notes to our audited, consolidated financial statements included in our Annual Report on Form 10-K.

(3)                 Reflects amounts paid under the 2009 annual bonus program, which is described in the section of this proxy statement captioned “Compensation Discussion and Analysis.” Additional information about each the executive’s 2009 annual bonus opportunity is reported in the table entitled “2009 Grants of Plan-Based Awards.”

(4)                 The amount set forth consists of (i) $7,350 for matching contributions to our 401(k) plan, (ii) a total of $528,720 for reimbursement of expenses relating to Mr. Lebda’s relocation to Charlotte, North Carolina of which $24,759 was for commuting and temporary living expenses, $492,582 was for other relocation expenses and $11,379 was a tax gross up payment and (iii) $2,266,667 representing accrual of face amount and dividends on Mr. Lebda’s preferred stock in LendingTree Holdings Corp.

(5)                 Mr. Lebda served as President and Chief Operating Officer of IAC during 2007. From January 2008 through August 2008, Mr. Lebda served as our Chairman and Chief Executive Officer and as President and Chief Operating Officer of IAC.  Accordingly, all of the compensation earned by Mr. Lebda during 2007 and a significant portion of the compensation earned by Mr. Lebda for 2008 was earned in his capacity as President and Chief Operating Officer of IAC.

(6)                 Reflects a discretionary payment in excess of the amounts earned pursuant to the Non-Equity Incentive Plan.

(7)                 Reflects matching contributions to our 401(k) plan.

(8)                 Reflects the portion of year-end 2007 retention bonus that was determined in February 2008 but not paid until July 2008 based on continued employment through such time.

(9)                 Reflects amount agreed to be paid based on his mid-year promotion to General Manager, RealEstate.com and Tree.com.

(10)          Reflects a guaranteed minimum bonus under the terms of his employment agreement.

Closing Comments

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in our filings.  We further acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our goal and philosophy is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures.  Questions or requests for additional information may be directed to me at (704) 372-5404 or Richard W. Viola at (704) 343-2149.  Thank you for your attention to this matter.

Very truly yours,

/s/ Debra Ashley
Debra Ashley
Vice President and Assistant General Counsel

cc: Richard W. Viola (McGuireWoods LLP)